File Pursuant to Rule 433

Registration No. 333-221291

Dominion Energy Reliability InvestmentSM Website

On June 25, 2018, Dominion Energy, Inc. (Dominion Energy) launched the Dominion Energy Reliability Investment website. The prospectus for the offering dated November 2, 2017 has been updated to add information about the website in a prospectus dated June 25, 2018 and filed by Dominion Energy with the Securities and Exchange Commission. The program is otherwise unchanged.